Exhibit 99.2

MATERIAL EVENT

At the extraordinary meeting of the board of directors held on November 24, 2009, and in reliance on the faculties delegated at the Extraordinary General Shareholders’ Meeting held on October 15, 2009, in respect of the issuance of 5,672,732,264 of CorpBanca’s shares, the board of directors:

1.	Set the price of each share to be issued by CorpBanca preferentially, with a preferential offering period of 30 calendar days from the date of publication of such offering, as well as the second preferential period of 45 calendar days from the expiration of the first preferred offering period, in an amount equal to Ch$3.50.

2.	(i) Set December 6, 2009 as the commencement date of the first preferred offering period and January 4, 2010 as the expiration date of the first preferred offering period; (ii) set January 5, 2010 as the commencement date of the second preferred offering period and February 18, 2010 as the expiration date of the second preferred offering period.

3.	Existing shareholders who are record shareholders in CorpBanca’s Shareholders’ Registry as of the fifth business day prior the commencement of preferred offering, or December 1, 2009, shall have the right to participate in the preferred offering.

General Managers
Santiago, November 2009